Exhibit 99.1

NQ Mobile Inc. Announces Repurchase of Convertible Senior Notes

BEIJING, October 18, 2016 – NQ Mobile Inc. (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced that the Company has repurchased an aggregate principal amount of US$172.5 million of all its outstanding 4.00% convertible senior notes due 2018 (the “Notes”) upon exercise of the put option by holders of the Notes. The repurchase price equals to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, October 15, 2016. The full amount of the repurchase price was paid to Deutsche Bank Trust Company Americas, as trustee and paying agent, and will be distributed by Deutsche Bank to holders of the Notes pursuant to the indenture between the Company and the trustee.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR